

STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

JEFFERY LANDERFELT
Deputy Secretary
for Commercial Recordings

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701-4201
Telephone (775) 684-5708
Fax (775) 684-7138

OFFICE OF THE
SECRETARY OF STATE

KEN BART

NV

Job:C20151008-0457
October 8, 2015

Special Handling Instructions:
FSC EMAIL SAE 10/8/15

Charges

Description	Document Number	Filing Date/Time	Qty	Price	Amount
Amendment	20150445784-20	10/5/2015 8:00:29 AM	1	$200.00	$200.00
Total					$200.00

Payments

Type	Description	Amount
Credit	279130|15100895742330	$200.00
Total		$200.00

Credit Balance: $0.00

Job Contents:
File Stamped Copy(s): 1

KEN BART

NV



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov


090204

Filed in the office of	Document Number
Barbara K. Cegavske	**20150445784-20**
Barbara K. Cegavske	Filing Date and Time
Secretary of State	**10/05/2015 8:00 AM**
State of Nevada	Entity Number
	E0251172014-2

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

AFS Holdings, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article 3, titled "Authorized Stock", shall be amended to state the following:

The Corporation shall have authorized 250,000,000 shares of Common Stock, par value $0.001, and 5,000,000 shares of Preferred Stock, par value $0.001.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 100%

4. Effective date and time of filing: (optional)   Date: [   ]   Time: [   ]

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X _____

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 1-5-15